UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C 20549


                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934


                            (Amendment No. 0)*

                    Universal Security Instruments Inc.
                             (Name of Issuer)

                                  Common
                      (Title of Class of Securities)


                                 913821302
                              (CUSIP Number)

                                        April 13, 1998
          (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]  Rule 13d-1 (b)

[X]  Rule 13d-1 (c)

[ ]  Rule 13d-1 (d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 913821302               13G              Page 2 of 5 Pages

1)    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Norman H. Pessin
      ###-##-####


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /__/
                                                                 (b) /  /

3)   SEC USE ONLY

4)   CITIZENSHIP OR PLACE OF ORGANIZATION
      USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5)   SOLE VOTING POWER
      42,250

6)   SHARED VOTING POWER
      0

7)   SOLE DISPOSITIVE POWER
      42,250

8)   SHARED DISPOSITIVE POWER
      0


9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      42,250

10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      0

11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      5.21

12)   TYPE OF REPORTING PERSON*


      IN


CUSIP No. 913821302               13G              Page 3 of 5 Pages
Item 1. (a)    Name of Issuer:

               Universal Security Instruments Inc.

Item 1  (b)    Address of Issuer's Principal Executive Offices:

               10324 S. Dolfield Rd., Owings Mills, MD 21117

Item 2. (a)    Name of Person Filing:

               Norman H. Pessin is a principal of Neuberger & Berman, LLC ("N&B"), a limited liability company organized under the laws of the State of Delaware. N&B is a registered broker/ dealer and registered investment advisor which conducts a general brokerage, dealer and investment advisory business. This filing is made by Mr. Pessin individually and not in any capacity related to N&B. The shares are held individually by Mr. Pessin. The firm of N&B has no voting or dispositive Power regarding these shares.


Item 2  (b)    Address of Principal Business Office:

               c/o Neuberger & Berman, LLC
               605 Third Ave., New York, NY, 10158-3698

Item 2  (c)    Citizenship:

               USA

Item 2  (d)    Title of Class of Securities:

               Common

Item 2  (e)    CUSIP Number:

               913821302

Item 3. If this statement is filed pursuant to Rule 13d-1(c), Check this box. /X/


Item 4.        Ownership:

        (a)    Amount Beneficially Owned:

               42,250

        (b)    Percent of Class:

               5.21

CUSIP No. 913821302               13G              Page 4 of 5 Pages

(c)    Number of Shares as to which such person has:
          (I)    Sole Power to vote or to direct the
                 vote: 42,250

          (II)   Shared Power to vote or to direct the
                 vote: 0

          (III) Sole Power to dispose or to direct the disposition of: 42,250

          (IV) Shared Power to dispose or to direct the disposition of: 0


Item 5.        Ownership of Five Percent or Less of a Class:
               N/A

Item 6.        Ownership of More than Five Percent on Behalf of Another:

               N/A

CUSIP No. 913821302               13G              Page 5 of 5 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                 N/A

Item 8.          Identification and Classification of Members of the Group:

                 N/A

Item 9.          Notice of Dissolution of Group:

                 N/A

Item 10.         Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 15, 1998


By:
     Norman H. Pessin